                                                                 File No. 40-364
                       SECURITIES AND EXCHANGE COMMISSION
                                  FORM U-6B-2
                          CERTIFICATE OF NOTIFICATION
                 COLUMBIA GAS TRANSMISSION CORPORATION ("TCO")

         This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act.

1.   Type of Securities - Short-Term Mortgage Bonds

2.   Issue, renewal or guaranty - New issue.

3.   Principal amount - See Schedule 1.

4.   Rate of interest - See Schedule 1.

5.   Date of issue renewal or guaranty - as indicated on Schedule 1.

6.   Non-Applicable.

7.   Date of maturity - See Schedule 1.

8.   Issued to The Columbia Gas System, Inc.

9. Collateral given with each Security - Substantially all of the property of TCO.

10. Consideration received: Cash was received for short term First Mortgage Bonds issued. The maximum amount of cash received during the period July 1, 1996, through September 30, 1996, was $16,300,000.

11. Application of Proceeds - Corporate funds for use in ordinary course of business.

12.  Issue, renewal or guaranty exempt under (c) Rule 52.

13.  Non-Applicable.

14.  Non-Applicable.

15.  Exempt from provisions of Section 6(a) under Rule 52.


Date: October 25, 1996                     By: //s//J. W. Trost
      ----------------                         ----------------------------
                                               J. W. Trost, Vice President

                                                                     Form U-6B-2
                                                                     Schedule 1




                     COLUMBIA GAS TRANSMISSION CORPORATION
                 PERIOD FROM JULY 1, 1996 TO SEPTEMBER 30, 1996





            MAXIMUM AMOUNT
             DURING PERIOD
         -------------------

               SERIES A
              SHORT-TERM                            INTEREST                             MATURITY
             MORTGAGE BONDS                           RATE                                 DATE
          ------------------                        --------                           ------------
             $16,300,000                               *                                    **


*    Interest Rate = 5.42% to 6.29%
**   Maturity Date = 4/30/97

                                                                 File No. 40-364

                       SECURITIES AND EXCHANGE COMMISSION
                                  FORM U-6B-2
                          CERTIFICATE OF NOTIFICATION
                THE COLUMBIA GAS SYSTEM, INC., AND SUBSIDIARIES


         This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act.

1.   Type of Securities - See Schedule 1.

2. Issue, renewal or guaranty - Common Stock and Installment Promissory Notes are new issues. Short-Term Debt represents Intrasystem Money.

3.   Principal amount - See Schedule 1.

4.   Rate of interest - See Schedule 1.

5.   Date of issue renewal or guaranty - as indicated on Schedule 1.

6.   Non-Applicable.

7.   Date of maturity - See Schedule 1.

8. Issued Common Stock and Installment Promissory Notes to The Columbia Gas System, Inc.

9.   Collateral given with each Security - Non-Applicable.

10. Consideration received was the principal amount for the Notes and par value for Stock.

11. Application of Proceeds - General corporate funds for use in ordinary course of business.

12.  Issue, renewal or guaranty exempt under (c) Rule 52.

13.  Non-Applicable.

14.  Non-Applicable.

15.  Exempt from provisions of Section 6(a) under Rule 52.

                                        Columbia Gas of Kentucky, Inc.
                                        Columbia Gas of Ohio, Inc.  Columbia
                                        Gas of Pennsylvania, Inc.
                                        Commonwealth Gas Services, Inc.


Date: October 25, 1996                  By:  //s//J. W. Trost
      ----------------                     ----------------------------------
                                             J. W. Trost, Vice President

                                                                     Form U-6B-2
                                                                      Schedule 1




                THE COLUMBIA GAS SYSTEM, INC., AND SUBSIDIARIES
                        QUARTER ENDED SEPTEMBER 30, 1996



                                                 Installment
     Company          Common Stock           Promissory Notes***       Borrowings*            Investments*
     -------      ----------------           ----------------          ----------             -----------
                          $000                      $000                    $000                 $000

      CKY                   -0-                   12,200                      **                  **

      COH                   -0-                   55,000                      **                  **

      CPA                   -0-                   12,500                      **                  **

      COS               26,000                    16,200                  20,617                 134


----------------

  *   Interest Rate =5.20% to 6.21%
      Maturity Date - April 30, 1997

 **   Reported pursuant to Rule 24

***   Interest Rate - 8.00% to 8.20%